Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium Reports Third Quarter Financial Results; Provides Financial and Clinical Update

VILLA GUARDIA (COMO), Italy, Nov 15, 2005 (BUSINESS WIRE) — Gentium S.p.A. (AMEX:GNT) (the “Company”) today reported financial results for the three- and nine-month periods ended September 30, 2005. Highlights of the third quarter of 2005 and recent weeks include:

— Strengthening the balance sheet through private placement of 1,115,125 American Depository Shares (1 ADS = 1 share), raising gross proceeds of $10.9 million;

— Completing plans to initiate U.S. Phase III clinical trial of Defibrotide for the treatment of severe Veno-Occlusive Disease (VOD) with multiple organ failure (“Severe VOD”) as a result of FDA meeting held in September;

— Completing plans to initiate two Phase II/III clinical trials in Europe for the prevention of VOD, both of which are co-sponsored by the European Group for Blood and Marrow Transplantation;

— Initiating an independent Phase I/II study of Defibrotide to treat advanced and refractory Multiple Myeloma (MM) patients in combination with Melphalan, Prednisone, and Thalidomide (MPT) at approximately 10 cancer centers in Italy;

— Initiating a review of existing published clinical data, with experts in their respective fields, regarding the use of an oral form of Defibrotide for the prevention of deep vein thrombosis and for the use of Defibrotide to treat certain chronic renal conditions; and

— Adding Richard Champlin, M.D., renowned transplantation expert, to the Scientific Advisory Board. Dr. Champlin is Professor of Medicine and Chairman of the Department of Blood and Marrow Transplantation at the University of Texas M.D. Anderson Cancer Center.

Clinical Highlights and Outlook

Commenting on Gentium’s clinical progress during the quarter, Laura Ferro, M.D., Chairman and Chief Executive Officer, said, “We achieved a number of important clinical milestones. We had a very positive meeting with the FDA, which provided constructive comments regarding our proposed U.S. Phase III trial of Defibrotide to treat Severe VOD. Following these discussions, and with input from our expert consultants, we finalized the trial protocol. We expect to initiate the Phase III study for this indication before the end of the year. We note that Defibrotide addresses a life-threatening disease for which there are absolutely no current treatment options.

“In addition to using the same 10 clinical sites and the investigators that conducted the Phase II trial, our plans call for expanding the Phase III study to include as many as six additional clinical sites,” Dr. Ferro added.

“We are also studying Defibrotide for the prevention of VOD. In conjunction with the European Group for Blood and Marrow Transplantation, we are co-sponsoring a Phase II/III pediatric clinical trial in Europe for the use of Defibrotide to prevent VOD. We expect to begin treating children later this year in this 270-patient study to be conducted at several leading centers in Europe. We also expect to start a second Phase II/III clinical trial in Europe early in 2006 for prevention of VOD in adults. This trial will include approximately 300 patients in several centers in Europe.

“Finally, very encouraging pre-clinical data using Defibrotide to treat refractory multiple myeloma led to planning an independent Phase I/II study at ten clinical centers in Italy. This trial is also expected to begin before the end of the year. According to the American Cancer Society, almost 16,000 people will develop multiple myeloma in the U.S. this year, and the five-year survival rate is approximately 30%. This is a potentially significant opportunity for Gentium.”

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s manufacturing facility was closed from February through August 2004 for a major upgrade; therefore, comparisons of 2005 operating results with 2004 results may not be meaningful. The Company’s financial statements are prepared using the Euro (EUR), its native currency. On September 30, 2005, EUR 1.00 = $1.21.

For the third quarter ended September 30, 2005, compared with the prior-year’s third quarter:

— Total revenues were EUR 0.37 million, compared to EUR 0.71 million

— Operating costs and expenses were EUR 2.69 million, compared to EUR 2.03 million

— Operating loss was EUR 2.32 million, compared to EUR 1.32 million

— Interest expense, net of other income, was EUR 0.05 million, compared to EUR 0.03 million in 2004

— Pre-tax loss was EUR 2.19 million, compared to EUR 1.30 million

— Net loss was EUR 2.20 million, compared to EUR 1.32 million

— Basic and diluted net loss per share was EUR 0.28, compared to EUR 0.26

For the nine months ended September 30, 2005, compared with the comparable prior-year’s nine-month period:

— Total revenues were EUR 2.21 million, compared to EUR 2.46 million

— Operating costs and expenses were EUR 7.44 million, compared to EUR 5.48 million

— Operating loss was EUR 5.23 million, compared to EUR 3.02 million

— Interest expense, net of other income, was EUR 4.20 million, compared to EUR 0.03 million

— Pre-tax loss was EUR 9.86 million, compared to EUR 3.00 million

— Net loss was EUR 9.91 million, compared to EUR 3.02 million

— Basic and diluted net loss per share was EUR 1.62, compared to EUR 0.60

— Cash used in operating activities was EUR 6.69 million, compared to EUR 1.67 million

— Cash and cash equivalents amounted to EUR 7.01 million as of September 30, 2005.

— Subsequent to the close of the quarter, the Company completed a private placement and received gross proceeds of $10.94 million (approximately EUR 9.05 million using the exchange rate on October 14, 2005, the date of the closing).

Dr. Ferro commented, “Our recently completed financing provides the additional funding to continue and expand our important clinical programs, while giving us the ability to negotiate new drug development and licensing agreements from a position of strength.”

Operating Results and Trends

As noted above, the Company’s manufacturing facility was closed from February through August 2004 for a major upgrade; therefore, comparisons of 2005 operating results with 2004 results may not be meaningful.

The fluctuation in product sales revenue for the three- and nine-month periods compared with the prior year is primarily the result of changes in demand by our principal customer, Sirton, who experienced a decrease in demand from its principal customer, Crinos, and due to a decrease in sales in 2005 compared to 2004 from a customer in Korea. Total revenues for the nine-month period in 2005 were less than in 2004, in spite of an increase in product sales during the nine-month period, because the Company earned certain milestone payments in 2004.

Cost of goods sold decreased during the three-month period compared to the prior-year period, and increased for the nine-month period compared with the prior-year period. The differences are the result of a decrease in products sold offset by increases in depreciation and certain other indirect manufacturing costs. The increases in indirect costs result from increased depreciation in 2005 as a result of the upgrade to our manufacturing facility completed in the third quarter of 2004 as well as increases in indirect costs in 2005 that the Company did not have in 2004 because the manufacturing facility was closed during most of the third quarter of 2004 for the upgrade.

Research and development spending increased during the three- and nine-month periods in 2005 compared to 2004 primarily due to the costs for the Company’s Phase II trial in the U.S. for the treatment of Severe VOD and preparations for the Company’s Phase III trial.

The Company increased its employee headcount from 35 at the end of 2004 to 53 at September 30, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure, public company expenses and an increase in internally provided administrative services to replace administrative services previously provided by affiliates, which began to occur in the second quarter.

In the fourth quarter of 2004 and the first quarter of 2005, the Company issued approximately $8.0 million of convertible notes. As a result, interest expense increased dramatically in 2005. In conjunction with the Company’s initial public offering, $2.9 million of these notes were converted into common equity and the balance was repaid in June and July of 2005. The Company incurred interest expense of EUR 4.2 million, which included non-cash interest expense of EUR 3.8 million from amortization of the issue discount and issue costs on these notes during the nine-month period ended September 30, 2005.

In conclusion, Dr. Ferro said, “We have made significant progress on a number of important initiatives that have advanced our clinical programs, strengthened the company’s infrastructure and financial condition, and enhanced our scientific and medical advisory board during the past few months. We look forward to building on these achievements as we work to bring much needed therapeutics to patients with a variety of vascular diseases related to cancer and cancer treatments.”

About Gentium

Gentium, S.p.A., located in Como, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

GENTIUM S.p.A.

Balance Sheets

(in thousands, except share data)

	As of		As of
	Dec. 31, 2004		Sept. 30, 2005
			(Unaudited)
ASSETS

Cash and cash equivalents	EUR	2,461	EUR	7,012

Receivables	9		—

Receivables from related parties	1,490		909

Inventories	886		1,683

Prepaid expenses and other current assets	1,617		1,075

Total Current Assets	6,463		10,679

Property, manufacturing facility and equipment, at cost	16,152		17,176

Less: Accumulated depreciation	(7,609)		(8,650)

Property, manufacturing facility and equipment, net	8,543		8,526

Intangible assets, net of amortization	243		238

Other non-current assets	660		607

Total Assets	EUR	15,909	EUR	20,050

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Bank overdraft	EUR	100	EUR	—

Accounts payable	3,927		2,453

Payables to related parties	1,498		425

Short-term bank borrowings	2,690		—

Accrued expenses and other current liabilities	432		490

Current maturities of long-term debt	2,781		895

Convertible notes payable, net of discount	2,082		—

Deferred income	564		350

Total Current Liabilities	14,074		4,613

Long-term debt, net of current maturities	3,361		2,577

Termination indemnities	548		693

Total Liabilities	17,983		7,883

Share capital (par value: EUR 1.00; 13,330,100 shares authorized, 5,000,000 and 8,059,505 shares issued at December 31, 2004, and September 30, 2005, respectively)	5,000		8,060

Additional paid in capital	5,834		26,925

Accumulated deficit	(12,908)		(22,818)

Total Shareholders’ Equity (Deficit)	EUR	(2,074)	EUR	12,167

Total Liabilities and Shareholders’ Equity	EUR	15,909	EUR	20,050

GENTIUM S.p.A.

Statements of Operations

(Unaudited, in thousands, except per share data)

	For the Three Months				For the Nine Months
	Ended September 30,				Ended September 30,
	2004		2005		2004		2005

Revenues:

Sales to affiliates	EUR	637	EUR	304	EUR	1,719	EUR	1,900

Third-party product sales	—		—		243		95

Total product sales	637		304		1,962		1,995

Other income and revenues	73		70		501		210

Total Revenues	710		374		2,463		2,205

Operating costs and expenses:

Cost of goods sold	582		426		1,453		1,721

Charges from affiliates	345		200		915		781

Research and development	932		1.184		2,461		3,117

General and administrative	152		591		602		1,375

Stock-based compensation	—		253		—		363

Depreciation and amortization sold	22		35		52		78

	2,033		2,689		5,483		7,435

Operating loss	(1,323)		(2,315)		(3,020)		(5,230)

Foreign currency exchange gain (loss), net	(11)		85		42		(435)

Interest income (expense) and Other Income, net	34		48		(26)		(4,197)

Pre-tax loss	(1,300)		(2,182)		(3,004)		(9,862)

Income tax expense (benefit):

Current	16		16		48		48

Deferred			—		(28)		—

	16		16		20		48

Net loss	EUR	(1,316)	EUR	(2,198)	EUR	(3,024)	EUR	(9,910)

Net loss per share:

Basic and diluted net loss per share	EUR	(0.26)	EUR	(0.28)	EUR	(0.60)	EUR	(1.62)

Weighted average shares used to compute basic net loss per share	5,000,000		7,977,983		5,000,000		6,104,650

Weighted average shares used to compute diluted net loss per share	5,000,000		8,005,176		5,000,000		6,357,028

GENTIUM S.p.A.

Statements of Cash Flows

(Unaudited, in thousands)

	For the Nine Months Ended
	September 30,
	2004		2005

Cash flows from operating activities:

Net loss	EUR	(3,024)	EUR	(9,910)

Adjustments to reconcile net income to net cash (used in) operating activities:

Unrealized foreign exchange loss	—		575

Depreciation and amortization	357		1,107

Non-cash interest expense	—		3,837

Deferred income taxes (benefit)	(28)		48

Stock-based compensation	—		363

Write-down of inventory to net realizable value	50		130

Changes in operating assets and liabilities:

Accounts receivable	2,079		590

Inventories	112		(927)

Prepaid expenses and other assets	(1,090)		56

Accounts payable and accrued expenses	257		(2,489)

Deferred income	(201)		(214)

Termination indemnities	(5)		145

Income taxes payable	(181)		—

Net cash used in operating activities	(1,673)		(6,689)

Cash flows from investing activities:

Capital expenditures	(4,499)		(1,024)

Intangible expenditures	—		(61)

Net cash used in investing activities	(4,499)		(1,085)

Cash flows from financing activities:

Proceeds from long-term debt	2,855		—

Repayments of long-term debt	(307)		(470)

Proceeds from issuance of series A convertible notes	—		1,459

Repayment of series A convertible notes	—		(4,221)

Capital contribution from shareholder	—		3,900

Proceeds (Repayment) of affiliate’s loan	3,000		(2,200)

Proceeds (Repayment) from bank overdrafts and short-term borrowings	1,169		(2,790)

Proceeds from initial public offering, net	—		16,647

Net cash provided by financing activities	6,717		12,325

Increase in cash and cash equivalents	545		4,551

Cash and cash equivalents, beginning of period	23		2,461

Cash and cash equivalents at end of period	EUR	568	EUR	7,012

Supplemental disclosure of cash flow information:

Cash paid for interest, net of capitalized amount	EUR	91	EUR	538

Income taxes paid	EUR	99	EUR	—

Supplemental disclosure of non-cash investing and financing activities:

Conversion of notes payable to debt-holders into common stock	EUR	—	EUR	2,408

Valuation of warrants issued in connection with convertible notes	EUR	—	EUR	597

Value of beneficial conversion feature in connection with convertible notes and warrants	EUR	—	EUR	5,396

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